November 15, 2024
VIA EDGAR
Ms. Shannon Davis
Mr. William Schroeder
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC, 20549

Re:     Eagle Bancorp, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2023
        Form 8-K filed October 23, 2024
        File No. 000-25923

Dear Ms. Davis and Mr. Schroeder:
On behalf of Eagle Bancorp, Inc. (the “Company”), this letter is submitted in response to the comments contained in the comment letter dated November 6, 2024 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s (i) Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”), and (ii) Current Report on Form 8-K dated October 23, 2024 (the “Form 8-K”). For the convenience of the Staff’s review, we have set forth each comment contained in the Comment Letter in bold followed by the response of the Company.
Form 10-K for the Fiscal Year Ended December 31, 2023
Deposits and Other Borrowings, page 67

1.We note your disclosure on page 14 that certain reciprocal deposits of up to the lesser of $5 billion, or 20% of an institution’s deposits, are excluded from the definition of brokered deposits and your disclosure on page 122 in which you present brokered deposits excluding Certificates of Deposit Account Registry Service ("CDARS") and the Insured Cash Sweep product ("ICS") two-way accounts. We further note the disclosure on page 27 of your June 30, 2024 Form 10-Q that total brokered deposits were $3.9 billion, or 46.9% of total deposits, of which $1.5 billion were attributable to the CDARS and ICS two-way accounts. Please address the following:

Corporate Headquarters, 7830 Old Georgetown Road, 3rd Floor, Bethesda, MD 20814

•Please tell us, and revise future filings to explain, why you decided to include CDARS and ICS two-way deposits in total brokered deposits at June 30, 2024 and if your definition of a brokered deposit has changed.

•Please revise future filings to clearly discuss the reasons for period over period changes in the amount of your deposits by source including, but not limited to: reciprocal deposits associated with CDARS and ICS two-way accounts, one-way CDARS, IntraFi's Insured Network Deposit Program ("IND") related deposits, and other brokered deposits.

RESPONSE:

The Company presents brokered deposits in its Forms 10-K and 10-Q consistent with the presentation in the Consolidated Reports of Conditions and Income (“Call Reports”).1 [The figures for brokered deposits disclosed on page 122 of the 2023 Form 10-K and page 22 of the June 30, 2024 Form 10-Q align with the figures presented on Memorandum Item 1.b (Total brokered deposits) of Schedule RC-E of the December 31, 2023 and June 30, 2024 Call Reports, respectively.] We have not changed our definition of brokered deposits. Per the instructions for Memorandum Item 1.b of Schedule RC-E, at December 31, 2023, we could exclude CDARS and ICS two-way deposits from total brokered deposits reported in the line item, while at March 31, 2024 and June 30, 2024, the exclusion did not apply. We will revise future filings to clarify that the Company’s presentation of brokered deposits in its periodic reports is consistent with the Call Report presentation and add disclosure regarding the reasons for period-over-period changes in different categories of brokered deposits.

Form 8-K filed October 23, 2024
Exhibit 99.2
Non-GAAP Reconciliation (unaudited), page 39

2.We note your presentation of “Tangible common equity, excl. AOCI” and “Tangible book value excluding AOCI”, both of which exclude the impact of accumulated other comprehensive loss, net, represent individually tailored accounting measures given that the adjustment to exclude accumulated other comprehensive loss, net has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

RESPONSE:

The Company confirms that in future filings it will remove both tangible common equity excluding AOCI and tangible book value excluding AOCI.

3.We note your presentation of “PPNR to average assets (%)” and “Operating PPNR to average assets (%)” on page 42. These measures appear to exclude normal recurring operating
1 The instructions are available at https://www.ffiec.gov/pdf/FFIEC_forms/FFIEC031_FFIEC041_202406_i.pdf.
Corporate Headquarters, 7830 Old Georgetown Road, 3rd Floor, Bethesda, MD 20814

expenses given the provision for credit loss is a primary expense in the banking industry. Please tell us how these measures were in accordance with Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G, or remove these measures from your future filings.

RESPONSE:

Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G notes that non-GAAP metrics that exclude normal, recurring, cash operating expenses necessary to operate a registrant’s business may be misleading.

Pre-provision net revenue (“PPNR”) is a non-GAAP metric that reports the Company’s revenue (net interest income plus non-interest income minus non-interest expense) before taking into account the Company’s provision for credit losses. The provision for credit losses is not a cash operating expense. Rather, the provision for credit losses represents the adjustment to allowance for credit losses, which in turn reflects the Company’s estimate of credit losses over the expected lives of the exposures. To the extent the credit losses are realized, the Company recognizes a write-off that reduces the allowance. The provision for credit losses is not associated with a cash item, nor is it associated with an operating expense, as operating expenses other than interest expense are recorded in non-interest expense. Accordingly, we do not believe that Question 100.01 is applicable to the disclosure of PPNR or ratios of PPNR to average assets.

Moreover, PPNR is commonly reported by banking organizations. The Federal Reserve requires banking organization subject to Dodd-Frank Act company-run stress tests to disclose PPNR. Sections 252.17(b)(2)(ii) and 252.58(b)(3) of Regulation YY (12 C.F.R. §§ 252.17(b)(2)(ii) and 252.58(b)(3)) require covered firms to disclose, among other things, estimates of PPNR. The Federal Reserve also discloses PPNR in the results of its supervisory stress tests, both on a collective basis and individually for each of the firms participating in the supervisory stress tests.2

If you have any additional questions or comments, please contact me at 240-497-1796 or by email at ENewell@eaglebankcorp.com.

Very truly yours,

/s/ Eric Newell

Eric Newell
Executive Vice President and Chief Financial Officer
Eagle Bancorp, Inc.

2 See, e.g., 2024 Federal Reserve Stress Test Results, available at https://www.federalreserve.gov/publications/files/2024-dfast-results-20240626.pdf.
Corporate Headquarters, 7830 Old Georgetown Road, 3rd Floor, Bethesda, MD 20814